Exhibit 99 .1

Northern Dynasty: Pebble Partnership prepares appeal of US Army Corps of Engineers’
Record of Decision on Alaska’s Pebble Project

December 3, 2020 Vancouver – Northern Dynasty Minerals Ltd. (TSX: NDM; NYSE American: NAK) ("Northern Dynasty" or the "Company") reports that its 100%-owned, US-based subsidiary Pebble Limited Partnership (the “Pebble Partnership”) is preparing a comprehensive and substantive ‘request for appeal’ (“RFA”) with respect to the US Army Corps of Engineers’ (“USACE”) issuance last week of a negative Record of Decision (“ROD”) for the proposed Pebble copper-gold-molybdenum-silver-rhenium mine in southwest Alaska.

The ROD issued by the lead federal regulator for Alaska’s Pebble Project on November 25, 2020 denied the project a ‘dredge and fill’ permit under the Clean Water Act on the grounds that its ‘compensatory mitigation plan’ (“CMP”) is non-compliant and the project is not in the ‘public interest.’ The Pebble Partnership has 60 days to submit its application for administrative appeal to the USACE’s Pacific Ocean Division Engineer headquartered in Hawaii.

“We will take a significant proportion of the time allotted to us to complete an exhaustive review of the administrative record pertinent to the Pebble Project Environmental Impact Statement (“EIS”) and ROD, to prepare a comprehensive and substantive appeal and submit an RFA to the Division Engineer,” said Ron Thiessen, Northern Dynasty President & CEO.

“It is our view that this decision, the process by which it was reached and the facts upon which it is based stand as a significant outlier from standard USACE precedent and practice. We believe there is a sound basis for this permitting decision to be overturned.”

Thiessen confirmed that Northern Dynasty and the Pebble Partnership intend to challenge the USACE’s permitting decision on procedural, substantive and legal grounds. Among the substantive issues to be raised is Northern Dynasty’s contention that the ROD – and, in particular, the Public Interest Review (”PIR”) findings upon which it is based – are fundamentally unsupported by the Pebble Project EIS.

Under US regulatory law, permitting decisions for major development projects must be based on an ‘administrative record’ – which, in Pebble’s case, includes the Final EIS published by the USACE in July 2020.

When it comes to Pebble’s potential economic benefits, water quality impacts, effects on subsistence fishing and hunting opportunities, the likelihood and consequence of a catastrophic tailings storage facility failure, among other issues, Northern Dynasty believes the USACE has based its permitting decision on a PIR that is wholly inconsistent with, and at times diametrically opposed to, findings in the Final EIS.

On the Pebble Project’s potential ‘economic contribution’ to the Bristol Bay region and State of Alaska:

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in supporting documents for its ROD, the USACE claims the Pebble Project’s economic benefits are “speculative” and “would be primarily received by the private applicant”;

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in the Final EIS, the USACE forecast Pebble would make a significant positive contribution to state and local government tax revenues and a profound socioeconomic contribution to the Bristol Bay region:

“An estimated $64 million annually in state corporate taxes during the operations phase. It was estimated that the operations phase could also generate $41 million annually from State mining license taxes. The project could generate $20 million annually (in 2011 dollars) in state royalty payments during the operations phase.” (4.3-11)

“The project would generate $25 million annually in state taxes through construction, and $84 million annually in state taxes and royalty payments during the operations phase. The project would generate $27 million annually in severances taxes for the LPB during operations, and annual property tax revenue to the Kenai Peninsula Borough based on assessed value of project-related real property.” (ES 47-48)

“Local employment opportunities could offset current trends of outmigration in some communities and provide service fee revenue to maintain or even improve community infrastructure.” (4.3-6-4.3-7)

“In addition, an increased revenue stream to the LPB (Lake & Peninsula Borough), along with stabilization of population levels attributable to employment opportunities, could result in improvements to community health care facilities throughout the borough.” (4.3-8)

On the Pebble Project’s potential effects on ‘water quality’:

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in supporting documents for its ROD, the USACE claims Pebble would “cause water quality degradation”;

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in the Final EIS, the USACE found the Pebble Project would protect downstream water quality:

“…permit stipulation requires treated water quality monitoring, to ensure discharged water meets applicable water quality criteria. Assuming these protections are adopted, direct and indirect impacts of treated contact waters to off-site surface water are not expected to occur.” (ES-70)

“There would be no effects on any community groundwater or surface water supplies from the changes in groundwater flows at the mine site.” (ES 67)

“With few exceptions, predicted changes in habitat in the modeled portion of the upper mainstem Koktuli River (upstream of the Swan River) are near zero or positive, suggesting that project effects from flow changes would not negatively impact reaches downstream of the NFK and SFK confluence, or in UTC.” (4.24-13)

On the Pebble Project’s potential effects on ‘subsistence fishing and hunting’:

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in supporting documents for its ROD, the USACE claims Pebble would lead to “reduced subsistence opportunities”;

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in the Final EIS, the USACE found the Pebble Project would have no impact on subsistence fishing and hunting opportunities:

“Overall, impacts to fish and wildlife would not be expected to impact harvest levels. Resources would continue to be available because no population level decrease in resources would be anticipated.” (ES 51)

On the likelihood and consequence of a ‘catastrophic tailings storage facility failure’:

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in supporting documents for its ROD, the USACE found that in “the event of human failure and/or a catastrophic event (at Pebble), the commercial and/or subsistence (fisheries) resources would be irrevocably harmed.”;

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in the Final EIS, the USACE found that, based on the engineering design submitted for the Pebble tailings storage facility, it could not establish a failure mechanism that would lead to a catastrophic failure. Accordingly, it did not model the effects of catastrophic failure that would require a “lengthy causal chain of unlikely events.” (EIS 100)

“The Applicant’s bulk TSF design is different than that of most other historic and current TSFs. The proposed design is especially distinct when compared to most historic mines that have experience large failures.” (K4.27-4)

Following receipt of an RFA, the USACE will have 30 days to notify the Pebble Partnership as to whether the appeal is complete. If complete, a Review Officer will be appointed and an appeal conference held between the parties within 60 days of receipt of the Pebble Partnership’s RFA.

USACE guidelines indicate the federal agency’s administrative appeal should conclude within 90 days.

“We believe the Pebble Project as proposed can meet the high environmental standards enforced in the Clean Water Act and other federal statutes, including co-existing with the world-class subsistence, commercial and sport fisheries of Bristol Bay,” Thiessen said. “Perhaps more importantly in the near-term, we believe the findings of the Record of Decision released by the USACE last week are both inconsistent with, and in places wholly contradictory to, the administrative record established for federal permitting decisions at Pebble by the Final EIS published in July 2020.

“We believe the facts are on our side, and we intend to pursue every avenue of appeal available to the Company with vigor and determination.”

About Northern Dynasty Minerals Ltd.

Northern Dynasty is a mineral exploration and development company based in Vancouver, Canada. Northern Dynasty's principal asset, owned through its wholly owned Alaska-based U.S. subsidiary, Pebble Limited Partnership (“PLP”), is a 100% interest in a contiguous block of 2,402 mineral claims in southwest Alaska, including the Pebble deposit. PLP is the proponent of the Pebble Project, an initiative to develop one of the world's most important mineral resources.

For further details on Northern Dynasty and the Pebble Project, please visit the Company's website at www.northerndynastyminerals.com or contact Investor services at (604) 684-6365 or within North America at 1-800-667-2114. Review Canadian public filings at www.sedar.com and US public filings at www.sec.gov.

Ronald W. Thiessen
President & CEO

US Media Contact:
Dan Gagnier
Gagnier Communications
(646) 569-5897

Forward Looking Information and other Cautionary Factors
This release includes certain statements that may be deemed "forward-looking statements" under applicable law. All statements in this release, other than statements of historical facts, that address permitting, development and production for the Pebble Project are forward-looking statements. These statements include statements regarding (i) the mine plan for the Pebble Project, (ii) the social integration of the Pebble Project into the Bristol Bay region and benefits for Alaska, (iii) the political and public support for the permitting process, (iv) the ability to successfully appeal the negative Record of Decision and secure the issuance of a positive Record of Decision by the US Army Corps of Engineers and the ability of the Pebble Project to secure state permits, (v) the right-sizing and de-risking of the Pebble Project, (vi) the design and operating parameters for the Pebble Project mine plan, (vii) exploration potential of the Pebble Project, (viii) future demand for copper and gold, (ix) the potential partnering of the Pebble Project, and (x) the ability and timetable of NDM to develop the Pebble Project and become a leading copper, gold and molybdenum producer. Although NDM believes the expectations expressed in these forward-looking statements are based on reasonable assumptions, such statements should not be in any way be construed as guarantees that the Pebble Project will secure all required government permits, establish the commercial feasibility of the Pebble Project or develop the Pebble Project. Assumptions used by NDM to develop forward-looking statements include the assumptions that (i) the Pebble Project will obtain all required environmental and other permits and all land use and other licenses without undue delay, (ii) studies for the development of the Pebble Project will be positive, (iii) NDM’s estimates of mineral resources will not change, (iv) NDM will be able to establish the commercial feasibility of the Pebble Project, and (v) NDM will be able to secure the financing required to develop the Pebble Project. The likelihood of future mining at the Pebble Project is subject to a large number of risks and will require achievement of a number of technical, economic and legal objectives, including (i) obtaining necessary mining and construction permits, licenses and approvals without undue delay, including without delay due to third party opposition or changes in government policies, (ii) finalization of the mine plan for the Pebble Project, (iii) the completion of feasibility studies demonstrating that any Pebble Project mineral resources that can be economically mined, (iv) completion of all necessary engineering for mining and processing facilities, (v) the inability of NDM to secure a partner for the development of the Pebble Project, and (vi) receipt by NDM of significant additional financing to fund these objectives as well as funding mine construction, which financing may not be available to NDM on acceptable terms or on any terms at all. NDM is also subject to the specific risks inherent in the mining business as well as general economic and business conditions, such as the current uncertainties with regard to COVID-19.

The National Environment Policy Act Environmental Impact Statement process requires a comprehensive “alternatives assessment” be undertaken to consider a broad range of development alternatives, the final project design and operating parameters for the Pebble Project and associated infrastructure may vary significantly from that currently contemplated. As a result, the Company will continue to consider various development options and no final project design has been selected at this time.

For more information on the Company, Investors should review the Company's filings with the United States Securities and Exchange Commission and its home jurisdiction filings that are available at www.sedar.com